Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
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                                          of the Securities Exchange Act of 1934
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                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
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                                        Subject Company: Western Resources, Inc.



                                                                    May 16, 2001




Dear Fellow Shareholder,

PNM revenues and earnings for the first quarter of 2001 were substantially higher than for the same period last year. Earnings per share for the first three months of this year were $1.60 per share (diluted), compared to earnings of 55 cents per share in the first quarter of 2000. Driven by high wholesale prices, revenues from our wholesale business more than tripled during the first quarter compared to the same period last year.

We expect the present imbalance of supply and demand will continue to affect wholesale prices in the Western U.S. at least through the remainder of the year. Federal regulators have placed some limited price controls on wholesale sales in California, and other more restrictive measures are being debated both in Congress and in the California Legislature. While it is difficult to accurately forecast what the impact of regulatory or legislative actions may be on prices in the short term, only the addition of new generating capacity and increased efficiency of electricity use in the region will finally ease the upward pressure on prices.

While PNM today has adequate power to meet our needs, we are preparing to meet the future needs of our growing communities and expand our presence in the Western wholesale market. The 132-megawatt Delta-Person plant south of Albuquerque has been in operation since last summer, and we have more natural gas-fired turbines on order for future projects. Since 1993, your company has invested about $36 million to stabilize and expand the PNM transmission system. In May we launched "Project Power," a coordinated campaign to encourage broad public participation in planning to serve the needs of PNM customers in north-central New Mexico. To learn more about that community effort, please visit the new Project Power web site at www.project-power.org

Although New Mexico has postponed the opening of retail electric competition here until 2007, we are moving forward with our plans to establish a new holding company, complete our proposed acquisition of Western Resources' electric utility operations, and position our company for continued success.

I hope you will be able to attend the PNM annual shareholders meeting on July 3 in the Albuquerque Convention Center. Thank you for your continued confidence in PNM.

Sincerely,



Jeff Sterba
Chairman, President
And Chief Executive Officer

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements made in this letter that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and the company assumes no obligation to update this information. Because actual results may differ materially from expectations, the company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999 (as amended), and in other cases now pending or which may be brought before the commission, federal or state regulatory, legislative or legal action connected with the California wholesale power market, and decisions of regulatory agencies involving or affecting the proposed transaction to acquire Western Resources' electric utility operations, could cause future events to differ from those forecast in this letter. For a detailed discussion of the important factors affecting PNM, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the year ended December 31, 2000, as amended, Form 10-Q for the quarter ended March 31, 2001, and Form 8-K filings with the Securities and Exchange Commission.

Additional Information
In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

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Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in the PNM/Western Resources transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the SEC on February 22, 2001,as amended on April 30, 2001 ,and May 4, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources'Annual Report on Form 10-K filed with the SEC on April 2, 2001, as amended on April 30, 2001.

Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.


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